August 8, 2008

Mail Stop 4561

Mr. John P. Burke
Executive Vice President and Interim Chief Financial Officer
Trump Entertainment Resorts, Inc.
15 South Pennsylvania Avenue
Atlantic City, NJ 08401

       RE: **Trump Entertainment Resorts, Inc.**
               Form 10-K for the fiscal year ended December 31, 2007
               Filed March 17, 2008
               File No. 1-13794

Dear Mr. Burke:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Daniel L. Gordon
                                 Branch Chief